                                        [LOGO]
                                    PRESS RELEASE



    Contact: John Ellison, Jr., President and Chief Executive Officer Alan Grossberg, Senior Vice President
                and Chief Operating Officer
               (619) 630-2011


               Craig Parsons/Michael Pollock
               Pondel Parsons & Wilkinson
               (310) 207-9300

                                                           FOR IMMEDIATE RELEASE

                           CINEMASTAR LUXURY THEATERS SIGNS
                       DEFINITIVE $15 MILLION EQUITY AGREEMENT

         San Diego, California - September 24, 1997 - CinemaStar Luxury Theaters, Inc. (Nasdaq: LUXY) today announced that it has signed a definitive agreement for CinemaStar Acquisition Partners, L.L.C. to acquire a majority equity interest in CinemaStar through a $15 million purchase of newly issued shares of CinemaStar's common stock.

         CinemaStar Acquisition Partners is a private investment group led by SCP Private Equity, Partners, L.P., of Wayne, Pa., and Jack R. Crosby, founder and chairman of the Rust Group, an Austin, Texas, venture capital firm.

         Under the terms of the definitive agreement, CinemaStar Acquisition Partners will purchase 17,684,464 shares of common stock for a purchase price of $0.848202 per share. CinemaStar Acquisition Partners also will receive at closing warrants to purchase 1,630,624 shares of common stock at an exercise price of approximately $0.848202 per share.

         Upon signing the definitive agreement, CinemaStar Acquisition Partners received an additional warrant to purchase one million shares of common stock at an exercise price of the lower of $0.848202, or the previous five-day trading price of the CinemaStar common stock.



                                        (more)

    2-2-2


         CinemaStar may be obligated to issue additional adjustment shares of common stock to CinemaStar Acquisition Partners with respect to certain expenses, liabilities and operating losses of CinemaStar arising or disclosed after August 31, 1997. CinemaStar's board of directors will be reconstituted to reflect the majority interest of the investment group.

         As of August 31, 1997, the outstanding capital stock of CinemaStar consisted of 8,019,182 shares of common stock.

         Completion of the transaction is subject to certain other conditions including shareholder approval. CinemaStar plans to hold a special shareholder meeting on a date to be announced. It is anticipated that the transaction will be completed in December 1997.

         Concurrent with the signing of the definitive agreement, CinemaStar received a $3 million bridge loan from an affiliate of CinemaStar Acquisition Partners to complete existing projects and to pay off certain indebtedness. It is anticipated that the loan will be repaid from the proceeds of the $15 million equity investment. The bridge loan is convertible into three million shares of common stock of CinemaStar at $1 per share. In connection with the bridge loan, CinemaStar issued a warrant to the lender to purchase three million shares of common stock at an exercise price of $0.848202 per share, and a second warrant to purchase 1.5 million shares at an exercise price of $0.848202 per share. The second warrant will be canceled upon the completion of the equity financing.

         CinemaStar plans to use the $15 million as working capital and to continue its expansion program which began last year and will result in the company opening more new theater complexes in Southern California over the next 18 to 24 months.

         Commenting on the transaction, John Ellison, Jr., president and chief executive officer of CinemaStar, said, "Our goal has been to seek additional capital to continue our expansion program, keeping in mind the interests of our shareholders. We are fortunate to find partners who have a long history of success in the entertainment industry and the theater exhibition business and who will help provide the support we need to grow and meet our long term goal, which is to enhance shareholder value in CinemaStar."



                                        (more)

    3-3-3


         As founder and chairman of Rust Group, Crosby has focused on investing in companies in the movie exhibition, cable television, satellite communications, media, entertainment, banking, real estate development, and oil field services industries.

         Among his many investment activities, Crosby, along with a group of co-investors, joined E.M. Warburg Pincus & Co. and Home Box Office in funding the Orion Pictures purchase of Filmways in 1982. From 1982 through early 1985, he served as a director of Orion. Rust Group, along with a group of co-investors, purchased selected theaters from Wometco Theaters, Inc. in 1990 before selling them in 1994.

         "CinemaStar is an exciting company and this investment will provide much needed equity capital which we believe will enhance the company's opportunity to execute its growth strategy. We've had great success in the theater exhibition business and we look forward to our new partnership," Crosby said.

         SCP Private Equity Partners, L.P., is a post-venture stage private equity fund affiliated with Safeguard Scientifics Inc. (NYSE: SFE). SCP invests in a broad range of industries including communications, media, financial services, information technology, and consumer products.

         CinemaStar recently completed the expansion of its Mission Marketplace 8 theater complex, adding five more screens, making the new Ultraplex 13 at Mission Marketplace the largest multi-screen entertainment center in North San Diego County.

         The company also is completing construction of a 10-screen multi-theater complex in Tijuana, Mexico. The theater complex is scheduled to open before the end of the year.

         Founded in 1989, CinemaStar Luxury Theaters currently operates seven first-run movie theaters, and has a total of 69 screens in Southern California. CinemaStar theaters feature high quality projection and sound capabilities, including LucasFilm THX Stereo Surround Sound environment system in most auditoriums, along with luxury amenities such as high-back reclining seats and extra wide aisles between seat rows.

         THE INFORMATION CONTAINED IN THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, SUCH AS THE STATEMENTS OF THE COMPANY'S PLAN, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE DISCUSSED IN THE COMPANY'S FORM 10-KSB AND FORM 10-QSB ON FILE WITH THE SEC.